

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 29, 2007

Mr. Michael Timms
CEO, President and Chairman
Multi Tech International Corp.
4/95 Salmon Street Port Melbourne,
Victoria, Australia, 3207

> **Re:** **Multi Tech International Corp.**
> **Schedule 14C dated January 4, 2007**
> **Filed January 12, 2007**
> **File No. 0-25909**

Dear Mr. Timms:

We have completed a preliminary reading of your information statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the information statement, and we will not issue detailed comments until these material deficiencies are addressed, because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Comment Letter dated August 8, 2006

1. Our records do not indicate that you have responded to our letter of August 8, 2006. Please revise your documents in response to these comments or provide detailed written explanations of your basis for concluding that no revisions are necessary. Please submit a cover letter that indicates how and where you have responded to each comment and provides any requested information.

Reviewed Financial Statements, page F-20

2. Please revise to include the review report prepared by the independent accountant, or revise to eliminate any reference to the financial statements being reviewed.

Independent Auditors' Report, page FF-2

3. The statement on page 2 indicating that the transaction with Rockbury "will not be consummated until the completion of an audit of Rockbury Properties Limited by an auditor which is approved by the Company" suggests that the audit of Rockbury's financial statements may not be complete. Please note that the staff will not review the

Information Statement if financial statements that are required to be audited are actually unaudited. Please confirm to the staff that the audit of these financial statements is complete and explain the meaning of the quoted statement.

4. The financial statements of a foreign target that are included in an information statement are required to be audited in accordance with Public Company Accounting Oversight Board Standards. Please explain the reasons that the opinion of Ashings Limited on the financial statements of Rockbury Properties does not state that their audit was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and does not cover the footnotes to the financial statements (i.e., on page 7) or revise as appropriate.

Closing Comments

As long as it remains in its current form, we will not recommend mailing of the information statement. Also, note that should the information statement be mailed in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maureen Bauer, Staff Accountant, at (202) 551-3237 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions.

Sincerely,



Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

Cc: Steven Czarnick, Esq.
    Fax: 212-937-3870